Exhibit 99.1

ReneSola Power Files 2021 Annual Report on Form 20-F

Stamford, CT, May 10, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that it filed its Annual Report on Form 20-F for the year ended December 31, 2021 with the U.S. Securities and Exchange Commission on April 29, 2022. The Annual Report on Form 20-F can be accessed on ReneSola Power's investor relations website at http://ir.renesolapower.com or on the SEC's website at www.sec.gov.

ReneSola Power will provide its shareholders and ADS holders with electronic copies upon request. Requests should be directed to IR.USA@renesolapower.com or by mail to ReneSola Ltd, Attn: Investor Relations, 850 Canal Street, 3rd Floor, Stamford, Connecticut 06902, United States.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai

+1 (860) 214-0809

yujia@blueshirtgroup.com